UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 1, 2019

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Scorpius 30, 2132 LR Hoofddorp, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1.1 is the Underwriting Agreement (the “Underwriting Agreement”), dated as of June 26, 2019, by and among InterXion Holding N.V. (the “Company”), Citigroup Global Markets Inc., Barclays Capital Inc., BofA Securities, Inc. and Guggenheim Securities, LLC, as representatives of the several underwriters named therein, executed in connection with the previously announced underwritten public offering of 4,600,000 ordinary shares of the Company, including 600,000 ordinary shares sold to the underwriters pursuant to the underwriters’ option to purchase additional shares granted in the Underwriting Agreement, which the underwriters exercised on June 27, 2019 (the “Offering”).

Attached hereto as Exhibit 5.1 is the Opinion of Loyens & Loeff N.V., dated as of July 1, 2019, as to the validity of the ordinary shares issued in the Offering.

Attached hereto as Exhibit 99.1 is a copy of the press release of the Company, dated June 26, 2019, announcing the pricing of the Offering at $72.75 per ordinary share.

The Offering closed on July 1, 2019.

This Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form F-3 of the Company originally filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2019 (File No. 333-232331); (ii) the Registration Statement on Form S-8 of the Company originally filed with the SEC on June 23, 2011 (File No. 333-175099); (iii) the Registration Statement on Form S-8 of the Company originally filed with the SEC on June 2, 2014 (File No. 333-196447) and (iv) the Registration Statement on Form S-8 of the Company originally filed with the SEC on May 31, 2017 (File No. 333-218364).

No.	Description

1.1	Underwriting Agreement, dated as of June 26, 2019, by and among InterXion Holding N.V., Citigroup Global Markets Inc., Barclays Capital Inc., BofA Securities, Inc. and Guggenheim Securities, LLC, as representatives of the several underwriters named therein, relating to the Offering.

5.1	Opinion of Loyens & Loeff N.V., dated as of July 1, 2019, relating to the validity of the ordinary shares issued in the Offering.

23.1	Consent of Loyens & Loeff N.V. (included in Exhibit 5.1).

99.1	Press Release issued by InterXion Holding N.V., dated as of June 26, 2019, relating to the Offering.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

By:	/s/ Jean Mandeville
Name:	Jean Mandeville
Title:	Chairman

Date: July 1, 2019